Exhibit 99.1

TeliaSonera joins FreeMove

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 16, 2006--TeliaSonera (TLSN)(HEX:TLS1V) (STO:TLSN) has joined FreeMove, the mobile alliance between Orange, Telefonica Moviles(1), TIM (Telecom Italia Group) and T-Mobile.

The FreeMove alliance is focused on the development of roaming business and delivering competitive services to multinational customers. Collectively, FreeMove alliance members now span 26 markets and reach more than 230 million customers across Europe. The FreeMove alliance was formed in 2003 aiming to take the complexity out of international mobile services. Freemove and TeliaSonera share the ambition to deliver an outstanding experience to customers when traveling abroad, through seamless access to familiar services such as voice mail, customer service and direct-dial.

"TeliaSonera is happy to announce its partnership with the FreeMove alliance which we see as an important step in our vision to simplify customers' everyday lives with easy to use communication services. We look forward to developing an improved communications experience together with FreeMove. Joining this alliance strengthens TeliaSonera's international presence and provides our multi national customers with an extended reach of their communications home environment", says Terje Christoffersen, Group Vice President, Head of Corporate Marketing, Products and Services, TeliaSonera.

Hubert Strokosch, Member of the FreeMove Management Board, commented: "TeliaSonera is an ideal fit for FreeMove, with leadership in key Nordic and Baltic markets, established network quality and a shared vision towards delivering simple, accessible services for customers. The expansion of FreeMove underlines the commitment that its members have to continue delivering on that vision."

TeliaSonera will collaborate on the following FreeMove activities:

-- Improved international offering of the customers

-- Enhanced care provided to international customers

-- Improved competitive positioning

-- Joint procurement opportunities

(1) Telefonica Moviles, a founding member of FreeMove, has announced its intention to leave the alliance and for this reason it will not participate in the agreements with TeliaSonera

About Orange

Orange and wirefree and any other Orange product or service names included in this material are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies and a subsidiary of the France Telecom group and has reporting operations in 17 countries across Europe and beyond. Within the Orange group, the Orange brand operates in the UK, France, Poland, Switzerland, Romania, Slovakia, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana, and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar), a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus) and Austria (One). As at the end of December 2005, Orange had 14.9 million active customers in the UK, and over 22.43 million registered customers in France. As at the end of December 2005 (excluding 9.92 million customers in Poland) Orange reporting companies had over 71 million customers worldwide including over 10 million Amena customers in Spain. Orange, along with TIM, Telefonica and T-Mobile, is a founding member of the FreeMove alliance. Further information about Orange can be found on the Orange website at www.orange.com.

About Telefonica Moviles

Telefonica Moviles, a member of the Telefonica Group, is the world's second- largest multinational mobile phone company, with more than 94.4 million customers at year-end 2005 and operations in 15 countries across three continents The Telefonica Group also has a strong presence in the United Kingdom, Ireland and Germany, through its sister company 02. During 2005, Telefonica Moviles obtained 16.514 billion euros in revenues (+40.5%), 5.817 billion euros in OIBDA (+26.8%) and 1.919 billion in net income (+13.4%) , the highest in the company's history. Telefonica Moviles trades on Spanish stock exchanges and on the NYSE under the ticker symbol TEM. For further information on Telefonica Moviles, please see our website: www.telefonicamoviles.com

About TIM

The Telecom Italia Group is Italy's leading ICT enterprise and a major player on the world stage. The Group's solid financial footing and competitive stance have made it a significant force in strategic markets ranging from fixed-line and mobile telecommunications to the internet and high growth data services and broadband. The Group is driven by innovation, professionalism, high standards of service and a focus on the customer.

The Group has adopted a "one company model" to maintain its competitiveness in an increasingly dynamic marketplace, and adopted a unified convergence-driven strategic approach to its various businesses and fixed-line/mobile platform integration.

The Telecom Italia Group closed its 2005 accounts with revenues of EUR 29,919 million and EBITDA of EUR 12,517 million.

In Italy the Group supplies over 25 million fixed-network lines and 28.6 million wireless lines (31 December 2005).

Telecom Italia's international presence focuses on broadband (over 7 million access at December 2005), fixed-line and mobile telephony. Mobile operations outside Italy are concentrated in Turkey, and Brazil, where TIM launched the country's first GSM service - an important step in the Group's primary international growth project: South America's first GSM network.

About T-Mobile

T-Mobile International is one of the world's leading companies in mobile communications. As one of Deutsche Telekom`s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States.

By YE 2005, nearly 87 million mobile customers were served by companies of the Deutsche Telekom group. And all that over a common technology platform based on GSM, the world's most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

For more information about T-Mobile International, please visit www.t-mobile.net

For further information about Freemove, please contact:

Sebastian Mathews

Burson-Marsteller

+44 (0)20 7300 6130/ +44 (0) 7939 287 860

sebastian_mathews@uk.bm.com

Or

Andy Rowlands

Burson-Marsteller

+44 (0)20 7300 6494/ +44 (0)7952 594 784

andy_rowlands@uk.bm.com

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Carina Kampe, +46-(0)8-713 58 30